SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement regarding Completion of Payment Related to Disposal of Treasury Share by Third-Party Allotment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 18, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

July 18, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel.: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement regarding

Completion of Payment Related to Disposal of Treasury Share by Third-Party Allotment

TOKYO, Japan — July 18, 2013 — ORIX Corporation (the “Company”) hereby announces that, in connection with the disposal of its treasury share by third-party allotment, which was announced in the “Announcement regarding Disposal of Treasury Share by Third-Party Allotment” on July 2, 2013, the payment procedure has been completed today, as follows.

Overview of Disposal

(1) Disposal date	July 18, 2013
(2) Number of shares disposed of	13,902,900 shares
(3) Disposal amount	1,396 yen per share
(4) Total disposal amount	19,408,448,400 yen
(5) Subscription or disposal method (Allottee)	By third-party allotment (Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., all shares to be disposed of)

*	The treasury share disposal has been carried out through contribution in kind. The assets contributed in kind are 316,142.14 shares of common shares of Robeco Groep N.V. (rounded off to two decimal places).

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. In addition to Japan, ORIX operates in 34 countries and regions worldwide, and its activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

This press release may contain forward-looking statements that reflect the Company’s intent, belief and current expectations about future events and financial results. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” or words of similar meaning. These forward-looking statements are not guarantees of future performance. They are based on a number of assumptions about the Company’s operations and are subject to risks, uncertainties and other factors beyond the Company’s control. Accordingly, actual results may differ materially from these forward-looking statements. Factors that could cause such differences include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and under “Business Risk” of the securities report (yukashouken houkokusho) filed with the Director of the Kanto Local Finance Bureau. Nothing in this press release shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by the Company or any affiliate thereof.

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